EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
NUMERATOR:
Net loss attributable to the Company – common shares	$(278,894)	$(54,466)	$(367,409)	$(439,432)
Net loss attributable to the Company per common share – basic and diluted	$(278,894)	$(54,466)	$(367,409)	$(439,432)

DENOMINATOR:
Weighted average common shares outstanding - basic	84,469	84,238	84,439	84,178
Weighted average common shares outstanding - diluted(1)	84,469	84,238	84,439	84,178

Net loss attributable to the Company per common share:
Basic	$(3.30)	$(0.65)	$(4.35)	$(5.22)
Diluted	$(3.30)	$(0.65)	$(4.35)	$(5.22)

(1)
Outstanding equity awards of 8.4 million and 6.2 million for the three months ended June 30, 2016 and 2015, respectively, and 8.4 million and 6.2 million for the six months ended June 30, 2016 and 2015, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive.